Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

March 3, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
10.25% per annum Autocallable Reverse Convertible Securities due June 4, 2018	February 28, 2017	F333
12.05% per annum Contingent Coupon Autocallable Yield Notes due March 5, 2018	February 28, 2017	F334
Buffered Accelerated Return Equity Securities due March 4, 2020	February 28, 2017	K781
Buffered Accelerated Return Equity Securities due August 31, 2018	February 28, 2017	K782
Market Linked Securities—Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside Principal at Risk Securities	February 28, 2017	K785
Buffer Digital Notes	February 28, 2017	K795
Absolute Return Digital Barrier Securities due March 4, 2020	February 28, 2017	T957
Absolute Return Digital Barrier Securities due March 3, 2022	February 28, 2017	T958

Digital Plus Barrier Notes due March 4, 2020	February 28, 2017	T959
Accelerated Barrier Notes due March 3, 2022	February 28, 2017	T964
10.25% per annum Contingent Coupon Callable Yield Notes due March 3, 2020	February 28, 2017	U1916
8.50% per annum Contingent Coupon Callable Yield Notes due March 3, 2020	February 28, 2017	U1917
5.25% per annum Contingent Coupon Autocallable Yield Notes due June 4, 2018	February 28, 2017	U1918
7.50% per annum Contingent Coupon Autocallable Yield Notes due June 4, 2018	February 28, 2017	U1919
Auto-Callable Contingent Income Securities due September 3, 2019	February 28, 2017	U1968
Auto-Callable Contingent Income Securities due March 4, 2020	February 28, 2017	U1974
9.20% per annum Autocallable Coupon Buffered Securities due March 5, 2018	February 28, 2017	U1977
7.50% per annum Contingent Coupon Callable Yield Notes due March 3, 2020	February 28, 2017	U1979